Exhibit 99.2

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

TOWER SEMICONDUCTOR LTD.

OCTOBER 24, 2010

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

Please detach along perforated line and mail in the envelope provided.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ALL PROPOSALS PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE
FOR	AGAINST	ABSTAIN
1.	TO ELECT Mr. Russell Ellwanger, Mr. Amir Elstein, Mr. Nir Gilad, Mr. Kalman Kaufman, Mr. Ron Moskovitz, Ms. Dana Gross and Mr. Rami Guzman as members of the Board of Directors of the Company.		2.	TO APPOINT Mr. Amir Elstein as Chairman of the Board of Directors of the Company.	☐	☐	☐
____ ____ ____	NOMINEES: FOR ALL NOMINEES WITHHOLD AUTHORITY FOR ALL NOMINEES FOR ALL EXCEPT	__Mr. Russell Ellwanger __Mr. Amir Elstein __Mr. Nir Gilad __Mr. Kalman Kaufman __Mr. Ron Moskovitz __Ms. Dana Gross __Mr. Rami Guzman	3.
TO APPROVE the appointment of Brightman Almagor & Co. as the independent public accountant of the Company for the year ending December 31, 2010 and for the period commencing January 1, 2011 and until the next annual shareholders' meeting, and to further authorize the Audit Committee of the Board of Directors to determine the remuneration of such auditors.

					☐	☐	☐
			4.	TO APPROVE the terms of compensation of our chief executive officer and director, Mr. Russell Ellwanger.	☐	☐	☐
INSTRUCTION: To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you wish to withhold, as shown here: ●

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.

Signature of Shareholder: ______________ Date:_______	Signature of Shareholder: ______________ Date:_______
NOTE:
Please sign exactly as the name or names appear on this proxy.  When shares are held jointly, each holder should sign.  When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

TOWER SEMICONDUCTOR LTD. For the Annual General Meeting of Shareholders To Be Held On Sunday, October 24, 2010 THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
The undersigned shareholder of Tower Semiconductor Ltd. (the "Company") hereby appoints each of Oren Shirazi, Nati Somekh Gilboa and Dina Back Frimer of the Company, each with full power of substitution, the true and lawful attorney, agent and proxy of the undersigned, to vote, as designated on the reverse side, all of the Ordinary Shares of the Company which the undersigned is entitled in any capacity to vote at the Annual General Meeting of Shareholders of the Company to be held at the offices of the Company located at Shaul Amor Street, Ramat Gavriel Industrial Park, Migdal Haemek, Israel, on Sunday, October 24, 2010 at 11:00 a.m. (local time) and all adjournments and postponements thereof.

The undersigned hereby acknowledges receipt of the Notice of an Annual General Meeting and the Proxy Statement accompanying such Notice, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned's shares and hereby ratifies and confirms all that the proxies or their substitutes may lawfully do by virtue hereof.

This proxy when properly executed will be voted in accordance with the manner directed herein by the undersigned shareholder.  If no direction is made, this proxy will be voted FOR Proposals 1 through 4.

Beneficial owners who hold their shares through members of the Tel Aviv Stock Exchange ("TASE") may either vote their shares in person at the meeting by presenting a certificate signed by a member of the TASE which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)—2000 as proof of ownership of the shares, or send such certificate along with a duly executed proxy to the Company at Shaul Amor Street, Ramat Gavriel Industrial Park, Post Office Box 619, Migdal Haemek 23105, Israel, Attention: Corporate Secretary.

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)